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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549




                                  SCHEDULE 13G
                                (Amendment No. 2)



                    Under the Securities Exchange Act of 1934





                                K N Energy, Inc.
                                (Name of Issuer)


                          Common Stock, $5.00 par value
                         (Title of Class of Securities)


                              CUSIP No. 482 620 101











Check the following box if a fee is being paid with this statement   [  ]


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                                                              Page 2 of 5 pages
                                                              -----------------

SCHEDULE 13G
------------

CUSIP No. 482 620 101
---------------------

----------------------------------------------------------
(1)  Name of Reporting Person                                 Cabot Corporation
     S.S. or I.R.S. Identification No. of Reporting Person    04-2271897
----------------------------------------------------------
(2)  Check the Appropriate Box if a Member of
     a Group                                                  (a) N/A
                                                                  ---
                                                              (b) N/A
                                                                  ---
----------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------
(4)  Citizenship or Place of Organization                     Delaware
----------------------------------------------------------
Number of Shares Beneficially   (5) Sole Voting Power         1,990,186
Owned by each Reporting         (6) Shared Voting Power       0
Person With                     (7) Sole Dispositive Power    1,990,186
                                (8) Shared Dispositive Power  0
----------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each
     Reporting Person                                         1,990,186
----------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares                                  N/A
----------------------------------------------------------
(11) Percent of Class Represented by Amount in Row 9
                                                              4.5%
----------------------------------------------------------
(12) Type of Reporting Person                                 CO
----------------------------------------------------------


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                                                              Page 3 of 5 pages
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SCHEDULE 13G
------------



Item 1(a).   Name of Issuer:

                           K N Energy, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                           370 Van Gordon Street
                           Lakewood, CO 80228-8304

Item 2(a).   Name of Person Filing:

                           Cabot Corporation ("Cabot"),
                           on its own behalf as indirect owner and on behalf of its wholly-owned subsidiary, Cabot Specialty Chemicals, Inc. ("CSCI"). Cabot transferred all of its holdings in K N Energy, Inc. to CSCI in 1997.

Item 2(b).   Address of Principal Business Office:

                           75 State Street
                           Boston, MA 02109-1806

Item 2(c).   Citizenship of Issuer:

                           Kansas

Item 2(d).   Title of Class of Securities:

                           Common Stock, $5.00 par value

Item 2(e).   CUSIP Number:

                           482620101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           Not applicable



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                                                              Page 4 of 5 pages
                                                              -----------------

Item 4.  Ownership:
         (a)  Amount Beneficially Owned:  See Item 9  (See page 2 above)
         (b)  Percent of Class:           See Item 11 (See page 2 above)

         (c)  Number of shares as to which such person has:
              (i)    sole power to vote or to direct the vote:
              (ii)   shared power to vote or to direct the vote:
              (iii)  sole power to dispose or to direct the
                     disposition of:
              (iv) shared power to dispose or to direct the disposition of:
                                          For (c), see Items 5-8  (See page 2
                                           above)

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following [X]


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                     Not Applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                     Not Applicable


Item 8.  Identification and Classification of Members of the Group.

                     Not Applicable


Item 9.  Notice of Dissolution of the Group.

                     Not Applicable


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Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    Signature
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct as of April 10, 1998.



                                               Date: April 14, 1998

                                               CABOT CORPORATION


                                               By /s/ Kennett F. Burnes
                                                  _________________________

                                                  Kennett F. Burnes
                                                  President